EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Below is a listing of our subsidiaries, their jurisdictions of incorporation, and the name under which they do business. Each is wholly owned. We do not list certain subsidiaries because when considered in the aggregate as a single subsidiary, they do not constitute a significant subsidiary as of December 31, 2009.

Subsidiary Name	Jurisdiction of Incorporation

Hershey Chocolate & Confectionery Corporation	Delaware

Hershey Chocolate of Virginia, Inc.	Delaware

Hershey Canada, Inc	Canada

Hershey Mexico S.A. de C.V.	Mexico

Hershey Netherlands B.V.	The Netherlands

Hershey International Ltd.	Delaware

Mauna Loa Macadamia Nut Corporation	Hawaii